November 20, 2024

Mina Kim
Chief Executive Officer
ACELYRIN, INC.
4149 Liberty Canyon Road
Agoura Hills, CA 91301

       Re: ACELYRIN, INC.
           Registration Statement on Form S-3
           Filed November 13, 2024
           File No. 333-283209
Dear Mina Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Chadwick Mills, Esq.